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05039154

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bannockburn Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 26th Floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory O'Connor 212-809-2070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 23 2005 E
THOMSON
FINANCIAL

David Tarlow & Co., C.P.A., P.C. d/b/a Tarlow & Co., C.P.A.'s
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 804 New York, NY 10001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 24 2005
1083

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05 SS

OATH OR AFFIRMATION

I, Gregory O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bannockburn Partners, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIETTE NGOC TRAN
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-TR6064625
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 10-01-20 05

Notary Public

Signature

Managing Partner
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXX Changes in Members' Capital.
- [x] (e) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bannockburn Partners, LLC

We have audited the accompanying statement of financial condition of Bannockburn Partners, LLC, as of December 31, 2004, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bannockburn Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 11, 2005

BANNOCKBURN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 15,030	
Receivable from broker - clearance account	90,000	
Commission receivable	19,191	
Property and equipment, net of accumulated depreciation	1,638	
Restricted cash deposit	15,022	
Other assets	131	
Total assets		$ 141,012

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$ 24,549	
Members' capital	116,463	
Total liabilities and members' capital		$ 141,012

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

Revenue		
Commission income	$ 284,229	
Investment income	524	
Total revenue		$ 284,753
Expense		
Guaranteed payments to partners	145,242	
Commission expense	8,780	
Exchange fees and clearance charges	64,540	
Consulting and professional fees	36,823	
Quote system	10,720	
Rent	40,842	
Telephone and internet	12,224	
Other	21,815	
Total expenses		340,986
Loss before provision for income taxes		(56,233)
Provision for income taxes		-
Net loss		$ (56,233)

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2004

Balance as of December 31, 2003	$ 112,696
Capital contributions	135,000
Net loss	(56,233)
Capital withdrawals	(75,000)
Balance as of December 31, 2004	$ 116,463

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net loss	$ (56,233)	
Adjustment to reconcile net loss to net cash used by operating activities:		
Depreciation	410	
(Increase) decrease in:		
Receivable from broker - clearance account	23,810	
Commission receivable	(12,050)	
Other current assets	2,775	
Restricted cash deposit	(15,022)	
Security deposits	2,644	
Increase (decrease) in:		
Accounts payable and accrued expenses	8,942	
Net cash used by operating activities		$ (44,724)
Cash flows from investing activities		
Purchase of property and equipment	(2,048)	
Net cash used by investing activities		(2,048)
Cash flows from financing activities		
Capital contributions	135,000	
Capital withdrawals	(75,000)	
Net cash provided by financing activities		60,000
Net increase in cash		13,228
Cash at beginning of year		1,802
Cash at end of year		$ 15,030

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

Bannockburn Partners, LLC (the "Company") was formed on June 15, 2000 under the laws of the State of New York. Under New York State Law, members have limited direct liability for company operations. The Company has been registered, since June 22, 2001, to operate as a broker-dealer in securities with the United States Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Security transactions

The Company records security transactions and commission revenue and expenses on a trade-date basis. Securities owned are stated at market value with unrealized gains and losses reflected in income.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the respective assets.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, customer security transactions are introduced to and cleared through its clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of its customers, its clearing broker and financial institutions with which it conducts business.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space expiring August 31, 2009. Future minimum lease payments are as follows:

Year ending December 31,

2005	$ 56,747
2006	58,987
2007	61,227
2008	63,467
2009	43,307
	$283,735

As part of the sublease agreement, signed as of June 17, 2004, the Company is required to maintain a security deposit in the amount of $15,000 with the overtenant. The Company has established a $15,000 letter of credit through JP Morgan Chase Bank. As a condition of the letter of credit, the loan must be fully secured by a JP Morgan Chase Bank deposit account. This $15,000 deposit is the restricted cash deposit as reflected on the statement of financial condition. This restricted cash deposit is included with the other non-allowable assets in the computation of net capital.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2004, the Company had net capital of $99,672, which was $94,672 more than its required minimum net capital of $5,000.

NOTE 7 - RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through a clearing broker on a fully disclosed basis. Therefore, the company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 8 - INCOME TAXES

No provision for federal and state income taxes has been made as the Company was formed as a limited liability company which flows the items of income or loss through to the members' individual income tax returns. As such, the Company is not liable for federal and state income taxes. The Company is subject to local income taxes.

SUPPLEMENTARY INFORMATION

BANNOCKBURN PARTNERS, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2004

Members' Capital		$ 116,463
Debits:		
Non-allowable assets		
Property and equipment, net of accumulated depreciation	$ 1,638	
Restricted cash deposit	15,022	
Other assets	131	
Total debits		16,791
Net capital per rule 15c3-1		99,672
Minimum net capital requirement - 6-2/3% of aggregate indebtedness of $24,549 or $5,000, whichever is greater		5,000
Excess net capital		$ 94,672
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 24,549	
Total aggregate indebtedness		$ 24,549
Ratio of aggregate indebtedness to net capital		0.25 to 1

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17-A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To The Members of
Bannockburn Partners, LLC

In planning and performing our audit of the financial statements and all supplemental schedules of Bannockburn Partners, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 11, 2005